CYIOS Corporation

1300 Pennsylvania Avenue, Suite 700

Washington, DC 20004

October 25, 2011

Division of Corporation Finance

U. S. Securities & Exchange Commission

100 F Street NE

Washington, D.C. 20549-7010

Attn: William H. Thompson, Accounting Branch Chief

Re: CYIOS Corporation

File No. 001-35118

Form 10-K/A for Fiscal Year Ended December 31, 2010, Filed October 5, 2011

We have responded on the following SEC comments received October 17, 2011 in connection to the reference File No. above. We have made the additional revisions to the 10-K/A as requested.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations:

1. We have provided analysis as to why we do not consider changes in the spending policies of the U.S. government, such as potential decreases in the budgets of federal agencies, including the Department of Defense, or delays in the passage of the U.S. Government budget to be uncertainties that are reasonably likely to have a material impact on our liquidity and results of operations. That explanation is as follows:

We do not believe that changes in the spending policies of the U.S. government, such as potential decreases in the budgets of federal agencies, including the Department of Defense, or delays in the passage of the U.S. Government budget to be uncertainties that are reasonably likely to have a material impact on our liquidity and results of operations. Many budget cuts have been made since 2001 and we have not been materially impacted at all by those budget changes.

2. We have revised our disclosure to include a more detailed explanation as to why we believe we are “a leading systems integrator and knowledge management solutions provider”. That explanation is as follows:

We are a leading systems integrator and knowledge management solutions provider presently with the U.S. Department of Defense and we have one of the largest knowledge management systems. We have been working to expand into the non-governmental sector by marketing our product CYIPROTM in hopes to generate revenue. This product is in the CKO Inc. subsidiary company and has generated no income during the process of building the product. We intend on offering the product for sale in the middle of 4th quarter in hopes that this product will make us a leading systems integrator and knowledge management solutions provider in the non-governmental market.

Item 9A. Controls and Procedures, page 7

3. We have revised the disclosure in the last sentence in the fourth paragraph to disclose that our chief executive officer and our chief financial officer conclude that our disclosure controls and procedures were effective at the reasonable assurance level.

Signatures

4. We have disclosed that Mr. Carnahan has also signed our annual report in his capacity as Principal Accounting Officer.

In responding to your comments, we acknowledge that:

· The company is responsible for the adequacy and accuracy of the disclosure in the filing;

· Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any further questions. We would appreciate if you would advise us at your earliest convenience if any further comments to our filings.

Sincerely,

/s/ Timothy Carnahan

Timothy Carnahan

Chief Executive Officer and President